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November 30, 2022

Mr. Chad Eskildsen U.S. Securities and Exchange Commission 100 F Street, N.E. Washington, D.C. 20549

Re:    Hotchkis & Wiley Funds (the “Company”)
Registration No. 811-10487
Dear Mr. Eskildsen:
On behalf of the Company, this letter is in response to the comments you relayed during our November 1, 2022 telephone conference regarding the Securities and Exchange Commission (the “Commission”) staff’s Sarbanes-Oxley review of the Company’s annual report to shareholders for the period ended June 30, 2022 (the “Annual Report”). Set forth below is the staff’s comment, as we understand it, and the Company’s response.
Comments
1.Comment:    The Commission staff notes that the Annual Report states that the Hotchkis & Wiley Value Opportunities Fund (the “Fund”) is a non-diversified fund; however, the Fund appears to have been operating as a diversified fund for three years. If the Fund has been operating as a diversified fund for three years, confirm that the Fund will obtain shareholder approval before it returns to non-diversified status in accordance with Rule 13a-1 under the Investment Company Act of 1940, as amended (the “1940 Act”).
Response:     The Fund has not continuously operated as a diversified fund during the three years ended June 30, 2022. The Fund’s subclassification pursuant to Section 5 of the 1940 Act is monitored on an ongoing basis, and the Fund has met the requirements for classification as a non-diversified fund multiple times during the three years ended June 30, 2022 and thereafter, including as of the following quarter-end dates: September 30, 2022, June 30, 2021, and March 31, 2021. Exhibit A lists, for each of these dates, the Fund’s holdings of each issuer (i) that exceeded 5% of the Fund’s total assets, or (ii) of which the Fund held more than 10% of the issuer’s outstanding voting securities; the combined market value of these holdings exceeded 25% of the Fund’s total assets on such dates.
*    *    *
If you have any questions regarding this response, please call me at (312) 609-7515.

Very truly yours, /s/ Mark A. Quade Mark A. Quade

cc:    Jay Menvielle (Hotchkis and Wiley Funds)
    Joseph M. Mannon (Vedder Price P.C.)
Maureen A. Miller (Vedder Price P.C.)

222 North LaSalle Street | Chicago, Illinois 60601 | T +1 312 609 7500 | F +1 312 609 5005

Hotchkis and Wiley Funds
November 30, 2022

Exhibit A

September 30, 2022

	Market Value	% of Fund
F5, Inc.	$35,502,269	8.29%
Microsoft Corp.	$32,466,260	7.58%
General Electric Company	$30,174,934	7.04%
Iracore Investments Holdings, Inc.*	$9,530,123	2.22%
Total	$107,673,586	25.13%
*Ownership exceeds 10% of outstanding voting shares

June 30, 2021

	Market Value	% of Fund
F5 Networks, Inc.	$39,235,932	7.17%
General Electric Company	$31,810,018	5.81%
AMERCO	$27,878,620	5.09%
Wells Fargo & Company	$27,427,624	5.01%
Iracore Investment Holdings, Inc.*	$12,061,957	2.20%
Total	$138,414,151	25.29%
*Ownership exceeds 10% of outstanding voting shares

March 31, 2021

	Market Value	% of Fund
Microsoft Corp.	$40,340,247	7.82%
General Electric Company	$32,164,561	6.24%
Wells Fargo & Company	$30,966,882	6.00%
F5 Networks, Inc.	$30,792,312	5.97%
Iracore Investment Holdings, Inc.*	$12,375,802	2.40%
		0.00%
Total	$146,639,804	28.43%
*Ownership exceeds 10% of outstanding voting shares